Via Facsimile and U.S. Mail

July 16, 2010

Karl W. Mueller
Senior Vice President and Chief Financial Officer
Old Republic International Corporation
307 North Michigan Avenue
Chicago, Illinois 60601

Re: Old Republic International Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 1, 2010
      Definitive Proxy Statement on Schedule 14A
      Filed April 13, 2010
      File Number: 001-10607

Dear Mr. Mueller:

        We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        Jeffrey P. Riedler
                                        Assistant Director